Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d) (1) or 13(e) (1) of the Securities Exchange
Act of 1934

(Amendment No._____)

Dresdner RCM Global Strategic Income Fund, Inc.

(Name of Subject Company (issuer))

Dresdner RCM Global Strategic Income Fund, Inc. (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

26157B101

(CUSIP Number of Class of Securities)

Earl D. Weiner
Sullivan & Cromwell
125 Broad Street
New York, New York 10004
(212) 558-3820

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

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[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Form or Registration No.: __________________________________

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Date Filed: ______________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

FOR IMMEDIATE RELEASE

May 11, 2001

Contact:	Luke Knecht DSF President 415-954-5400

DRESDNER RCM GLOBAL STRATEGIC INCOME FUND, INC.
ANNOUNCES PROPOSAL OF
TENDER OFFER FOLLOWED BY MERGER

San Francisco, CA - May 11, 2001 - The Board of Directors of Dresdner RCM Global Strategic Income Fund, Inc. (NYSE: DSF) (the “Fund”) today announced that it has approved in principle a proposal to stockholders for a tender offer by the Fund for up to 50% of its outstanding shares at a price equal to 99 1/2% of net asset value at expiration of the tender offer, followed by a merger of the Fund into RCM Strategic Global Government Fund, Inc. (NYSE: RCS), another closed-end fund also managed by Dresdner RCM Global Investors LLC.

The merger, which has also been approved in principle by the Board of Directors of RCM Strategic Global Government Fund, Inc., is subject to a number of conditions including definitive documentation and the approval by stockholders of both Funds at special meetings that are expected to be held in the third quarter of this year. The tender offer is subject to stockholder approval of the merger of both Funds and will commence shortly after such approvals are obtained. After consummation of the tender offer, the remaining assets of the Fund will be acquired in the merger by RCM Strategic Global Government Fund, Inc.

The proposal to stockholders of the Fund will also provide that if more than 75% of the Fund’s outstanding shares are tendered, or if the discount from net asset value at which shares of RCM Strategic Global Government Fund, Inc. are trading at the expiration of the Fund’s tender offer is more than 15 percentage points greater than the discount at which the Fund’s shares are trading, the tender offer and merger will be abandoned and the Fund will instead be liquidated.

In November 2000, a non-binding stockholder proposal urging the Board to take the steps necessary to open-end the Fund was approved by stockholders. In response, the Board of Directors considered ways for stockholders to realize the net asset value of their shares but also examined options to provide continuity to those stockholders who wanted to earn high current income through investment in a vehicle like the Fund. The Board of Directors determined to allow stockholders to receive approximate net asset value through the proposed tender offer while providing continuity to remaining stockholders by merger of the Fund into a similar fund. Because RCM

Strategic Global Government Fund, Inc. has investment objectives and strategies similar to the Fund and is also managed by Dresdner RCM Global Investors LLC, the Board of Directors felt it would be a particularly attractive merger partner.

Dresdner RCM Global Strategic Income Fund, Inc. is a closed-end fund that seeks high income through global investment in debt securities while maintaining an overall investment grade credit quality. RCM Strategic Global Government Fund, Inc. is a closed-end bond fund whose primary objective is to generate a level of income higher than that generated by high quality, intermediate term U.S. debt securities. RCS seeks to achieve its investment objective by actively managing a portfolio of U.S. and foreign debt securities with an overall average credit-quality of AA. At April 30, 2001, the net assets of the Fund were $85,021,836 and the net assets of RCM Strategic Global Government Fund, Inc. were $334,560,757.

Please call the Fund at 1-800-237-4218 for further information or visit www.DSFfund.com.